Exhibit 99.4

Hydro-Québec

Financial Results

KEY FIGURES

Third Quarter 2024

NET INCOME	INVESTMENTS
$344M	$1,648M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC
36.9 TWh	4.8 TWh
$2,917M	$477M

First Three Quarters of 2024

NET INCOME	INVESTMENTS
$2,189M	$4,274M

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC
129.9 TWh	12.3 TWh
$10,275M	$1,184M

Management’s Discussion and Analysis

Context: prolonged period of low runoff	The results for the first three quarters of 2024 continue to be set against the backdrop of low runoff conditions that have persisted since last year. It should be recalled that scant snow cover in late winter 2022-2023, lower-than-usual spring runoff and modest summer and fall precipitation in northern Québec had reduced natural water inflows to the company’s large reservoirs in the second half of 2023. In 2024, summer precipitation was also well below normal. As a result, Hydro-Québec continued to take a prudent approach to managing its energy reserves and therefore limited its exports for the first nine months of 2024 to ensure optimum use of resources, resulting in a significant decline in electricity sales on external markets.

Quarterly results	In the third quarter of 2024, Hydro-Québec’s net income totalled $344 million, comparable to the $363 million recorded for the same period the previous year.

On markets outside Québec, electricity sales rose by $142 million, mainly due to more favourable market conditions than those in the same period in 2023, especially at the beginning of the quarter. July and August were warmer than last year in the northeastern United States, leading to higher prices on energy markets. Thanks to its marketing strategy, Hydro-Québec was able to seize valuable business opportunities during this period.

In Québec, electricity sales rose by $133 million compared to the same quarter of 2023, primarily on account of the indexation of rates on April 1, 2024. In accordance with the provisions of An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity, the indexation rate for domestic rates, i.e., those that apply to residential and farm customers, was capped at 3%, while rates for business customers rose by 5.1%, with the exception of the large-power industrial rate (Rate L), which increased by 3.3%.

Operational expenditure increased by $207 million, mainly due to the reassessment of certain assumptions and higher estimated dismantling costs related to decommissioning the Gentilly-2 nuclear facilities. In accordance with the terms and conditions of the decommissioning licence issued by the Canadian Nuclear Safety Commission, Hydro-Québec is required to conduct a review of all costs associated with the dismantling of its Gentilly-2 nuclear facilities on a five-year basis. It therefore reassessed its obligation related to the dismantling of the facilities based on a preliminary assessment reflecting a $190-million increase in estimated costs. A downward reassessment of the obligation to remove the spent nuclear fuel previously generated by the plant’s operation was also performed, which led to a favourable adjustment of $50 million. The increase in operational expenditure can also be explained, to a lesser extent, by the expansion of activities related to the priorities of the Action Plan 2035 – Towards a Decarbonized and Prosperous Québec. For example, the company has continued to allocate increasing sums to servicing and maintaining the electrical system, and on the digital transformation of its activities, in order to optimize its processes and improve service quality.

Lastly, electricity purchases increased by $75 million. This difference is due in particular to a higher volume of wind power supplies on account of the greater output of facilities under contract. It is also due to an increase in purchases associated with electricity export activities, as part of the prudent management of energy reserves.

Summary of results for the first three quarters	For the nine-month period ended September 30, 2024, Hydro-Québec’s net income totalled $2,189 million, a $861-million decrease compared to the $3,050 million recorded for the same period the previous year. The financial results for 2023 were recorded in a context where the average price obtained on external markets had reached record levels due to the skilful deployment of the hedging strategy, which had a favourable effect on net income.

The decrease in net income in 2024 is mainly due to a $777-million decline in electricity sales on markets outside Québec, attributable to a drop in export volume and the impact of the hedging strategy, which was less favourable than in 2023. In addition, operational expenditure rose by $337 million, while electricity purchases increased by $157 million. However, the combined effect of these factors was mitigated by a $405-million increase in electricity sales in Québec.

Consolidated results for the first three quarters	Revenue totalled $11,852 million, compared to $12,198 million for the first three quarters of 2023. This $346-million decrease was mainly due to a $372-million decline in electricity sales.

On external markets, sales amounted to $1,184 million, $777 million less than the $1,961 million recorded for the same period in 2023. This decline is due to two main factors. First, sales volumes fell by 6.7 TWh in the context of the low runoff levels that have persisted for several months. As a result of lower-than-normal natural water inflows, Hydro-Québec sharply limited its exports during the first nine months of the year, to ensure prudent and dynamic management of its large reservoirs. Second, the impact of the hedging strategy implemented to reduce price volatility on energy markets was less favourable in 2024 than in 2023, resulting in a drop in sales revenue on markets outside Québec. Last year, this strategy enabled the company to benefit from the high forward prices in 2022 arising from the global geopolitical situation, which had a very positive impact on revenue in the comparative period.

In Québec, electricity sales were $405 million higher than the $9,870 million recorded a year earlier. The indexation of rates on April 1, 2023 and 2024, resulted in additional revenue of $377 million, while the aluminum price hedging strategy on revenues associated with certain special contracts had a positive impact of $68 million. Increased baseload demand, including the impact of the additional day of sales on February 29 (2024 being a leap year), boosted electricity sales by 1.2 TWh or $129 million, primarily in the residential segment as well as in the commercial, institutional and small industrial segment. However, these three factors were partially offset by the negative effect of temperatures, resulting in a 1.6-TWh or $147-million decrease in sales compared to the previous year. This impact was felt mainly in February, which was nearly 4°C warmer, on average, than in 2023. The first quarter of 2024 was the mildest in 10 years.

Total expenditure amounted to $7,818 million, $464 million more than the $7,354 million recognized in the corresponding period the previous year.

Operational expenditure rose by $337 million, particularly due to the reassessment of certain assumptions and higher estimated dismantling costs related to decommissioning obligations for the Gentilly-2 nuclear facilities, leading to the recognition of an unfavourable adjustment of $140 million. The increase in operational expenditure can also be explained by the expansion of activities to improve service quality and reliability, in accordance with the priorities set out in the company’s Action Plan 2035. These activities include servicing and maintenance activities for the electrical system, vegetation control and expenditure related to digital services to meet Hydro-Québec’s increased business needs and support the company’s technological evolution.

Electricity purchases rose by $157 million compared to the same period last year, mainly due to an increase in supply volume in line with the prudent management of energy reserves, given the low runoff conditions that have persisted for more than a year.

Lastly, financial expenses totalled $1,845 million, a $51-million increase from the $1,794 million recorded a year earlier. This increase was due, in part, to the impact of new debt issues on the interest expense, which was mitigated by an increase in investment income attributable to a higher average cash volume than in 2023.

Investments	During the first nine months of 2024, Hydro-Québec invested $4,274 million in property, plant and equipment and intangible assets, compared to $3,263 million for the same period in 2023. This growth of over 30% is due to the company’s resolve to invest steadily in its generating, transmission and distribution facilities in order to offer customers reliable, high-quality service, as set out in its Action Plan 2035.

Investments in asset sustainment amounted to $2,529 million. In particular, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. Work is underway at the Rapide-Blanc and Carillon generating stations in the Mauricie and Laurentides regions respectively, and at the Bersimis-2 development in the Côte-Nord region. Regarding power transmission, the company continued the installation of two new converter units at Châteauguay substation in the Montérégie region, as well as upgrading and modernizing its systems, including the replacement of grid control systems, special protection systems and substation protections and controls, and pursued activities related to the architecture development plan for the 315-kV system on the island of Montréal. At the same time, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets.

Investments in development projects totalled $1,745 million. In particular, Hydro-Québec allocated significant funds to various projects to handle the growing customer base in Québec and increase output capacity. For example, work is underway at Outardes-2 generating station, in the Côte-Nord region, to increase its capacity. Other ongoing projects include the construction of the Hertel–New York interconnection line, to connect with the Champlain Hudson Power Express line, which will make it possible to supply New York City with electricity, as well as the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between Québec and New England.

Hydro-Québec is also continuing its transportation electrification efforts with ongoing investments in its public charging network, the Electric Circuit, and the modernization of its vehicle fleet.

Financing	During the third quarter of 2024, Hydro-Québec carried out four fixed-rate bond issues on the Canadian capital market, at an average cost of 4.15%. The bonds will mature in 2063 and 2065.

These financing activities raised $2.0 billion. They follow on the issues carried out in the first half of the year, bringing the year-to-date total to $4.8 billion.

The proceeds are being used, in particular, to finance part of the investment program and to repay maturing debt.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2024	2023	2024	2023

Revenue	4	3,515	3,226	11,852	12,198

Expenditure

Operations		1,144	937	3,229	2,892

Other components of employee future benefit cost	9	(193)	(173)	(579)	(517)

Electricity purchases		583	508	2,085	1,928

Depreciation and amortization		741	720	2,198	2,133

Taxes		283	269	885	918

		2,558	2,261	7,818	7,354

Income before financial expenses		957	965	4,034	4,844

Financial expenses	5	613	602	1,845	1,794

Net income		344	363	2,189	3,050

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2024	2023	2024	2023

Net income		344	363	2,189	3,050

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	(58)	53	(128)	666

Net change in translation differences		(23)	50	53	26

Net change in items designated as net investment hedges	7	21	(46)	(41)	(29)

Other		1	(2)	(8)	(11)

		(59)	55	(124)	652

Comprehensive income		285	418	2,065	3,702

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2024	As at December 31, 2023

ASSETS
Current assets

Cash and cash equivalents		6,495	2,111

Short-term investments		608	1,206

Accounts receivable and other assets		3,208	3,767

		10,311	7,084

Property, plant and equipment and intangible assets		78,572	76,185

Regulatory assets		1,903	1,819

Employee future benefit assets		4,988	4,656

Other assets		2,926	2,924

		98,700	92,668

LIABILITIES
Current liabilities

Borrowings		2,667	–

Accounts payable and other liabilities		3,875	4,134

Dividend payable		–	2,466

Current portion of long-term debt	7	171	1,416

		6,713	8,016

Long-term debt	7	58,719	53,739

Employee future benefit liabilities		1,290	1,275

Other liabilities	6	2,386	2,111

		69,108	65,141

EQUITY
Share capital		4,374	4,374

Retained earnings		25,099	22,910

Accumulated other comprehensive income	10	119	243

		29,592	27,527

		98,700	92,668

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)	Nine months ended September 30
	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2023		4,374	22,910	243	27,527

Net income			2,189		2,189

Other comprehensive income	10			(124)	(124)

Balance as at September 30, 2024		4,374	25,099	119	29,592

Balance as at December 31, 2022		4,374	22,088	415	26,877

Net income			3,050		3,050

Other comprehensive income	10			652	652

Balance as at September 30, 2023		4,374	25,138	1,067	30,579

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2024	2023	2024	2023

Operating activities

Net income		344	363	2,189	3,050

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		741	720	2,198	2,133

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(108)	(113)	(318)	(336)

Other		246	69	547	135

Regulatory assets and liabilities		(134)	(48)	(246)	(91)

Change in non-cash working capital items	8	78	(30)	46	459

		1,167	961	4,416	5,350

Investing activities

Additions to property, plant and equipment and intangible assets		(1,648)	(1,235)	(4,274)	(3,263)

Acquisition of a company, net of cash acquired		–	–	–	(2,019)

Acquisition of short-term investments and sinking fund securities		(88)	(976)	(1,909)	(4,678)

Disposal of short-term investments and sinking fund securities		917	1,422	2,491	3,555

Other		(24)	(7)	(26)	21

		(843)	(796)	(3,718)	(6,384)

Financing activities

Issuance of long-term debt		1,865	1,046	4,777	3,204

Repayment of long-term debt		(1,139)	(26)	(1,238)	(1,074)

Cash receipts arising from credit risk management		623	723	1,984	2,940

Cash payments arising from credit risk management		(827)	(668)	(2,061)	(2,740)

Net change in borrowings		(3)	416	2,677	4,122

Dividend paid		–	–	(2,466)	(3,418)

Other		–	(2)	1	(6)

		519	1,489	3,674	3,028

Foreign currency effect on cash and cash equivalents		(11)	11	12	(1)

Net change in cash and cash equivalents		832	1,665	4,384	1,993

Cash and cash equivalents, beginning of period		5,663	2,101	2,111	1,773

Cash and cash equivalents, end of period		6,495	3,766	6,495	3,766

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2024 and 2023

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

Hydro-Québec has only one operating segment. It manages its activities using a cross-functional approach, and its results are analyzed on a consolidated basis.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2023.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2023, except in regards to the change in Note 2, Change in Accounting Policy.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 15, 2024, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Change in Accounting Policy

Financial Instruments

On July 1, 2024, Hydro-Québec adopted, on a prospective basis, the Accounting Standards Codification 848, Reference Rate Reform, issued by the Financial Accounting Standards Board.

This standard provides optional expedients for transactions affected by reference rate reform, if certain criteria are met. Hydro-Québec has elected to apply the measure that allows hedge accounting to be maintained for relationships whose derivatives have been affected by a change in the reference rate, namely the replacement of the Canadian Dollar Offered Rate (“CDOR”) by the Canadian Overnight Repo Rate Average (“CORRA”). It has also elected to apply the measure that adjusts the discount rate of the hedged debt at the time of transition.

The change in reference rate affects fair value hedging relationships aimed at converting certain fixed-rate debts into variable-rate debts. The application of this standard did not have a significant impact on Hydro-Québec’s consolidated financial statements.

Note 3	Regulation

Distribution activities

Electricity distribution rates were indexed at a rate of 5.1% on April 1, 2024, with the exception of residential rates and Rate L, which were indexed at a rate of 3% and 3.3%, respectively.

Note 4	Revenue

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Revenue from ordinary activities
Electricity sales
In Québec	2,917	2,784	10,275	9,870
Outside Québec	477	335	1,184	1,961
	3,394	3,119	11,459	11,831
Other revenue from ordinary activities	66	60	259	219
	3,460 [a]	3,179 [a]	11,718 [a]	12,050 [a]
Revenue from other activities	55	47	134	148
	3,515	3,226	11,852	12,198
a) This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 7, Financial Instruments. Note 5 Financial Expenses
	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Interest on debt securities	691	676	2,090	1,992
Net foreign exchange loss	3	–	–	–
Guarantee fees related to debt securities[a]	65	61	194	184
Capitalized financial expenses	(61)	(58)	(168)	(156)
Net investment income	(85)	(77)	(271)	(226)
	613	602	1,845	1,794

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6	Other Liabilities

In accordance with the terms and conditions of the decommissioning licence issued by the Canadian Nuclear Safety Commission, Hydro-Québec is required to conduct a review of all costs associated with the dismantling of its Gentilly-2 nuclear facilities on a five-year basis. It therefore reassessed its obligation related to the dismantling of the facilities based on a preliminary assessment reflecting an increase in estimated costs. Following the review of certain assumptions, a downward reassessment of the obligation to remove the spent nuclear fuel previously generated by the plant’s operation was also performed. These reassessments resulted in a $140-million increase in asset retirement obligations as at September 30, 2024, with an equivalent impact on the operational expenditures recognized in results for the three- and nine-month periods then ended.

Note 7	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated short-term borrowings and long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge: cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and diesel prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage market risk:

	As at September 30 2024	As at December 31, 2023
Currency risk
Sale (US$ million)	2,813	3,734
Purchase (US$ million)	4,889	3,949

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	2,000	3,000

Price risk
Electricity – Sale (TWh)	5.3	5.9
Electricity – Purchase (TWh)	–	1.2
Aluminum (tonnes)	348,750	279,600
Diesel (millions of litres)	15.2	–
Congestion (TWh)	0.9	4.9

Note 7	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking fund, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie de l’énergie of Québec.

As at September 30, 2024, accounts receivable and other assets included an amount of $1,461 million ($2,020 million as at December 31, 2023) from contracts concluded with customers, including $845 million ($1,382 million as at December 31, 2023) in unbilled electricity deliveries. Accounts receivable and other assets are presented net of the allowance for credit losses of $397 million ($385 million as at December 31, 2023).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	As at September 30, 2024

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	505	7	27	539
Interest rate contracts	143	5	–	–	148
Price contracts	–	42	–	110	152
Gross amounts recognized	143	552	7	137	839
Less
Impact of gross amounts offset[a]					112
Impact of cash received as collateral[b]					589
Net assets					138	[c]

Liabilities
Currency contracts	–	53	9	39	101
Interest rate contracts	–	11	–	–	11
Price contracts	–	20	–	61	81
Gross amounts recognized	–	84	9	100	193
Less
Impact of gross amounts offset[a]					112
Impact of cash paid as collateral[b]					7
Net liabilities					74	[d]

Note 7	Financial Instruments (continued)

	As at December 31, 2023

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	675	39	30	744
Interest rate contracts	110	–	–	–	110
Price contracts	–	313	–	214	527
Gross amounts recognized	110	988	39	244	1,381
Less
Impact of gross amounts offset[a]					273
Impact of cash received as collateral[b]					755
Net assets					353	[c]

Liabilities
Currency contracts	–	114	–	19	133
Interest rate contracts	–	218	–	–	218
Price contracts	–	3	–	112	115
Gross amounts recognized	–	335	–	131	466
Less
Impact of gross amounts offset[a]					273
Impact of cash paid as collateral[b]					78
Net liabilities					115	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)

As at September 30, 2024, $124 million was recorded in Accounts receivable and other assets ($334 million as at December 31, 2023) and $14 million in Other assets ($19 million as at December 31, 2023).

d)	As at September 30, 2024, $70 million was recorded in Accounts payable and other liabilities ($115 million as at December 31, 2023) and $4 million in Other liabilities (nil as at December 31, 2023).

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. Margin calls required by clearing agents as a financial guarantee can be paid in the form of cash or Treasury bills.

As at September 30, 2024, an amount of $57 million to be paid in consideration of net cash receipts was included in Accounts payable and other liabilities ($227 million as at December 31, 2023).

Note 7	Financial Instruments (continued)

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

	As at September 30, 2024				As at December 31, 2023

	Level 1[a]	Level 2[b]	Level 3[c]	Total	Level 1[a]	Level 2[b]	Level 3[c]	Total
Assets	97	709	33	839	281	1,037	63	1,381
Liabilities	65	128	–	193	115	351	–	466
				646				915

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy, aluminum or diesel prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify the derivatives related to transmission system congestion is determined based on a two-year moving average of spot prices and forward prices for energy at the measurement date, while the technique used for fixed price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 7	Financial Instruments (continued)

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended September 30				Nine months ended September 30

	2024		2023		2024	2023
Gains (losses) on derivatives recognized in results
Fair value hedges
Interest rate contracts[a]	70		(78)		27	(91)
Derivatives not designated as hedges
Currency contracts[b]	(46)		80		36	18
Price contracts[b]	66		(10)		94	156
	90[c]		(8)	[c]	157[c]	83[c]
Gains (losses) on derivatives reclassified from Other comprehensive income to results
Cash flow hedges
Currency contracts[d]	(74)		84		61	(87)
Interest rate contracts[a]	–		–		–	(1)
Price contracts[e]	62		109		345	704
	(12)	[c]	193[c]		406[c]	616[c]
Gains (losses) on derivatives recognized in Other comprehensive income
Cash flow hedges
Currency contracts	(20)		(6)		62	29
Interest rate contracts	(78)		294		167	234
Price contracts	28		(42)		49	1,019
	(70)		246		278	1,282
Net investment hedges
Currency contracts	21		(46)		(41)	(29)
	(49)		200		237	1,253

a)	These amounts were recognized in Financial expenses.
b)

These derivatives are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. For the three- and nine-month periods ended September 30, 2024, respectively $74 million and $107 million were recognized in Revenue ($21 million and $272 million for the corresponding periods of 2023), $(3) million and $(10) million in Electricity purchases [$(31) million and $(113) million for the corresponding periods of 2023], as well as $(51) million and $33 million in Financial expenses ($80 million and $15 million for the corresponding periods of 2023).

c)

The items Revenue, Electricity purchases and Financial expenses totalled, respectively, $3,515 million, $583 million and $613 million for the three-month period ended September 30, 2024, as well as $11,852 million, $2,085 million and $1,845 million for the nine-month period ended on that date ($3,226 million, $508 million and $602 million for the three-month period ended September 30, 2023, as well as $12,198 million, $1,928 million and $1,794 million for the nine-month period ended on that date).

d)

For the three- and nine-month periods ended September 30, 2024, respectively $(24) million and $(62) million were recognized in Revenue [$(24) million and $(93) million for the corresponding periods of 2023], as well as $(50) million and $123 million in Financial expenses ($108 million and $6 million for the corresponding periods of 2023).

e)

For the three- and nine-month periods ended September 30, 2024, respectively $64 million and $344 million were recognized in Revenue ($108 million and $694 million for the corresponding periods of 2023), as well as $(2) million and $1 million in Electricity purchases ($1 million and $10 million for the corresponding periods of 2023).

For the three- and nine-month periods ended September 30, 2024 and 2023, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net gain of $16 million for the three- and nine-month periods ended September 30, 2023).

As at September 30, 2024, Hydro-Québec estimated the net amount of gains in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $42 million ($170 million as at September 30, 2023).

As at September 30, 2024, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was six years (seven years as at September 30, 2023).

Note 7	Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at September 30, 2024			As at December 31, 2023

	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking fund[a]	646		641	646		631

Liabilities
Long-term debt[b]	58,890	[c]	60,692	55,155	[c]	58,329

a)	The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government.
b)	Includes the current portion.
c)

Includes an amount of $1,487 million as at September 30, 2024 ($1,489 million as at December 31, 2023), for debts subject to a fair value hedge, which resulted in an adjustment of $139 million for the hedged risk ($114 million as at December 31, 2023) with respect to existing hedging relationships and of $(53) million [$(58) million as at December 31, 2023] for hedging relationships terminated by Hydro-Québec.

Note 8	Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30

	2024	2023	2024	2023
Change in non-cash working capital items
Accounts receivable and other assets	371	354	333	993
Accounts payable and other liabilities	(293)	(384)	(287)	(534)
	78	(30)	46	459
Activities not affecting cash
Increase in property, plant and equipment and intangible assets	69	35	178	77
Increase in operating lease assets and liabilities	24	–	29	1
	93	35	207	78
Interest paid	1,084	1,011	2,220	2,103

Note 9	Employee Future Benefits

	Three months ended September 30

	Pension Plan		Other plans		Total

	2024	2023	2024	2023	2024	2023
Current service cost	99	71	12	10	111	81
Other components of employee future benefit cost
Interest on obligations	290	289	17	16	307	305
Expected return on plan assets	(499)	(476)	(1)	(1)	(500)	(477)
Amortization of past service credits	–	–	–	(1)	–	(1)
	(209)	(187)	16	14	(193)	(173)
Net (credit) cost recognized	(110)	(116)	28	24	(82)	(92)

	Nine months ended September 30

	Pension Plan		Other plans			Total

	2024	2023	2024	2023	2024	2023
Current service cost	295	212	36	33	331	245
Other components of employee future benefit cost
Interest on obligations	869	867	50	50	919	917
Expected return on plan assets	(1,496)	(1,428)	(2)	(2)	(1,498)	(1,430)
Amortization of net actuarial gain	–	–	–	(1)	–	(1)
Amortization of past service credits	–	–	–	(3)	–	(3)
	(627)	(561)	48	44	(579)	(517)
Net (credit) cost recognized	(332)	(349)	84	77	(248)	(272)

Note 10	Accumulated Other Comprehensive Income

					Nine months ended September 30, 2024

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2023	656	(1)	26	(485)	47	243
Other comprehensive income before reclassifications	278	53	(41)	–	(8)	282
Less
Gains reclassified outside of Accumulated other comprehensive income	406	–	–	–	–	406
Other comprehensive income	(128)	53	(41)	– [a]	(8)	(124)
Balance as at September 30, 2024	528	52	(15)	(485)	39	119

					Nine months ended September 30, 2023

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2022	168	22	–	180	45	415
Other comprehensive income before reclassifications	1,282	26	(29)	–	(10)	1,269
Less
Gains reclassified outside of Accumulated other comprehensive income	616	–	–	1	–	617
Other comprehensive income	666	26	(29)	(1)[a]	(10)	652
Balance as at September 30, 2023	834	48	(29)	179	35	1,067

a)

As at September 30, 2024, Other comprehensive income does not include any change in the employee future benefit regulatory asset ($3-million change in the employee future benefit regulatory liability as at September 30, 2023).

Note 11	Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is involved in claims and legal proceedings from time to time. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain First Nations and Inuit communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam and the Innu of Matimekush-Lac John allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, these two Innu communities are jointly claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30			Nine months ended September 30

Summary of Results	2024	2023	Change (%)	2024	2023	Change (%)

Revenue	3,515	3,226	9.0 h	11,852	12,198	2.8 i

Expenditure	2,558	2,261	13.1 h	7,818	7,354	6.3 h

Financial expenses	613	602	1.8 h	1,845	1,794	2.8 h

Net income	344	363	5.2 i	2,189	3,050	28.2 i

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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